February 7, 2006
Securities and Exchange Commission
Washington, D.C. 20549-7010
Subject: Response to Correspondence Dated January 26, 2006
Meadow Valley Corporation
Form 10-K for the fiscal year ended December 31, 2004
Filed March 31, 2005
File No. 0-25428
Dear Ms. Do:
          In response to your letter to us dated January 26, 2005, we have responded to the Staff’s comments using the same paragraph numbers contained in the Staff’s letter to us dated January 26, 2006.
Form 10-K for the year ended December 31, 2004
12. Income Taxes, page 37
     1. We believe that SFAS 109 does require consideration of our history of net operating losses. As stated in paragraph 20 of SFAS 109, “All available evidence, both positive and negative, should be considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. Information about an enterprise’s current financial position and its results of operations for the current and preceding years ordinarily is readily available. That historical information is supplemented by all currently available information about future years...”
          In addition to evaluating all available evidence we also believe that paragraph 23 of SFAS 109 is particularly relevant, and it states “Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Other examples of negative evidence include (but are not limited to) the following:
     a. A history of operating loss or tax credit carryforwards expiring unused
     b. Losses expected in early future years (by a presently profitable entity)
     c. Unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years
     d. A carryback, carryforward period that is so brief that it would limit realization of tax benefits if (1) a significant deductible temporary difference is expected to reverse in a single year or (2) the enterprise operates in a traditionally cyclical business.”
     As stated above in SFAS 109 Paragraph 23c. “Unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years,” represents our situation in dealing with the losses associated with the Gooseberry project. As of March 2005, when we were wrapping up our final evaluation of our 2004 10-K, our outlook for 2005 included unsettled circumstances related to this project as well as poor weather experienced during the first three months of 2005 that could increase the difficulty in completing the work on the project. Our recent experience gave reason to believe that these circumstances could adversely affect operations and profit levels on a

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Securities and Exchange Commission
February 7, 2006

continuing basis in future years. Further, we disclosed in our MD&A sections for the years ended December 31, 2004 and 2003 that additional losses could occur on the Gooseberry project. As evidenced by the continuing and sizable losses on the Gooseberry project in 2004, we were having great difficulty in accurately forecasting the total anticipated loss on the project and as of March 2005, the work was still not complete. More specifically, we could not commence work in the upper elevation until the summer months.
          We also believe that paragraph 25 of SFAS 109 was not stated in its full text in the letter dated January 26, 2006 and was therefore possibly misinterpreted. Paragraph 25 of SFAS 109 states “An enterprise must use judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists (a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion or all of the deferred tax asset.”
          Our judgment was based on the following:
•	a history of losses in the construction services segment

•	unsettled circumstances, discussed herein, in relation to the Gooseberry project

•	our limited ability to accurately forecast future losses on the Gooseberry project due to external factors

•	losing our ability to continue to consolidate our tax returns with our more profitable subsidiary

•	limited bonding capacity as a result of these losses
We believe that our judgment was objective and the negative evidence far out weighed any positive evidence that may have been available to us at the time when our decision was made in relation to the valuation allowance. While we are pleased with the success we have enjoyed in 2005, our successful turnaround should not permit 20/20 hindsight to alter what were, at the time we made them, justifiable and sound judgments regarding the valuation allowance.
          We strongly believe any reduction of the valuation allowance for the periods in question would represent a misapplication of SFAS 109 and a lack of understanding of the facts and circumstances at the time the allowances were established.
     2. The error that occurred on the tax return resulted in overstating the gross deferred tax asset in relation to the Net Operating Loss. However, we had established an allowance against that asset. Therefore when the adjustment was made to the gross deferred tax asset, a corresponding adjustment had to be made to the estimated allowance amount. Thus, there was no net impact on the current tax expense.
          The amounts disclosed under the caption “True-up of prior year filed tax return” refers to variances between the final amounts on the tax return versus estimates used to calculate the tax expense for financial purposes. Examples of such items could include variances in estimated versus actual meals and entertainment, estimated versus actual tax depreciation expense for the current period, etc. The amounts disclosed under the description “True-up deferred tax asset/liabilities” represent refinements of the estimates used in the prior year financial statements when compared to the final numbers as determined when the tax return was filed. Examples of such items would be the estimated versus actual tax accumulated depreciation and the estimated versus the actual NOL per the filed tax return, etc. Therefore, these represent changes in estimates and not correction of errors in the periods in question.
Form 10-Q for the period ended September 30, 2005
12. Income Taxes, page 16
     3. As we prepared our third quarter 10-Q we were able to determine that some of the negative circumstances that had surrounded the Gooseberry project were being resolved and no longer represented unsettled circumstances. This included receiving a notice of substantial completion of field work and

Securities and Exchange Commission
February 7, 2006

receiving a minimal punch list from the project’s owner. The items on the punch list to be completed were deemed to be within our budgeted estimated costs to complete the project and not subject to inclement weather or other unforeseen circumstances. Thus, we in turn did not have to record any additional losses associated with the completion of field work. The primary reason that the determination was made in the third quarter was due to the fact that we were unable to resume work on the project until the latter part of June which was the first opening in the high mountain weather. As a result of nearing completion on the project within our revised estimated costs, we were able to demonstrate to our bonding company a favorable outcome. This resulted in an improved bonding capacity, allowing our business to potentially grow and provide a better ability to be profitable in the future.
          Gooseberry was definitely considered an aberration. The project was located in the mountainous region of central Utah. We had limited experience in working in this higher altitude environment and were subjected to extreme weather and unexpected site conditions. This resulted in a loss of over $7.5 million dollars on this project, which far exceeds any single project loss in our history of operations. As a result of this experience, and as disclosed in a prior MD&A, we have ceased bidding work in the mountainous region of central Utah.
          As we reported in our letter of December 28, 2005 the correct allowance as of December 31, 2004 was $536,000 not the $1,059,032 as previously reported. Therefore, the entire allowance has been reversed as a discrete event in the third quarter for the reasons discussed above.
Item 2. Management’s Discussion and Analysis, page 18
4. We hereby inform the staff, and in future filings will disclose that in October 2005 we believe that we have completed all of the outstanding items on the owner’s punch list. However, as of the date of this response the project owner has still not yet remitted the amount outstanding. They have acknowledged the additional work performed. Therefore we do not expect to incur any additional material losses which will affect future filings. As of December 31, 2004, we had accrued all losses anticipated through the completion of the project. No additional losses were incurred in the year ended December 31, 2005. We do not expect any future material changes in income or loss on this project.
5. We will disclose in our critical accounting policies in future filings the facts and circumstances surrounding the ultimate realization of the deferred tax assets as a result of our ability to complete the Gooseberry project, which we were unable to begin until the latter part of June 2005. This was due to the fact that the work could not commence until weather was permitting. As of the date of our response and based upon our anticipated taxable income we believe that the realization of the deferred tax asset will occur prior to December 31, 2005, however no assurance of the utilization of the deferred tax asset existed as of December 31, 2004.
Item 4. Controls and Procedures, page 25
6. We will revise our future filings to disclose that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports required under the exchange act are accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.
7. Once we have resolved the above comments with the Staff, we will be pleased to discuss the requirements, if then applicable, of Sec. 402(a) of Form 8 K.

Securities and Exchange Commission
February 7, 2006

          We trust that the responses provided herein satisfactorily address your comments. We acknowledge that the company is: a) responsible for the adequacy and accuracy of the disclosures in our filings; b) that our responses to the Staff comments or changes in our disclosures do not foreclose the Commission from taking any action with respect to the filing, and; c) that the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
MEADOW VALLEY CORPORATION

/s/ Clint Tryon

Clint L. Tryon
Principal Accounting Officer